PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

04054088

30th November 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 29th and 30th November 2004:

"Mauritania Drilling Update"

Yours faithfully

Stephen Huddle
Company Secretary

Enc.

PROCESSED
JAN 07 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
DEC 14 2004
WASH. D.C. 202 SECTION

PREMIER OIL PLC
("Premier")

Mauritania Drilling Update

Premier reports that the Merou-1 exploration well in PSC-B, offshore Mauritania has reached total depth of 3060 metres. Preliminary drilling and wireline logging information, including pressure and fluid sampling data, indicate that thin hydrocarbon bearing sands have been intersected by the well. The initial assessment is that these are sub-commercial accumulations, however more detailed analysis is needed before any further comment can be made.

29 November 2004

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill **Tel: 020 7457 2020**
Jim Joseph
Nick Elwes

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan. Exploration and appraisal is ongoing in the UK, South and South East Asia (Indonesia, Philippines, Vietnam, Pakistan and India) and Africa (Mauritania, Guinea Bissau, Gabon and Egypt).

The current partners and interests in PSC A and PSC B in Mauritania are:

Company	**PSC A**	**PSC B**	**Chinguetti Exploitation Perimeter**[1]
	%	%	%
Woodside	53.846	53.846	47.384
BG Group	13.084	11.630	10.234
Hardman Resources	24.300	21.600	19.008
Fusion Mauritania A[3]	4.615	-	-
Premier	-	9.231	8.123
ROC Oil	4.155	3.693	3.250
Groupe Projet Chinguetti[2]	-	-	12.000

[1] The Chinguetti Exploitation Perimeter was granted in May 2004 under the terms of the Production Sharing Contract for Area B (PSC B) and contains the Chinguetti oil development. The Government of Mauritania exercised its right to participate in this area effective from 9 November 2004 and retains the right to participate in new developments outside this area.

[2] Group Projet Chinguetti is an entity set up to represent the interests of the Mauritanian Government in the Chinguetti oil development.

[3] Premier will take up 100% ownership of Fusion Mauritania A (currently owned by Sterling Energy and Premier) on completion of the transaction announced on 28 May 2003.

PREMIER OIL PLC
("Premier")

Mauritania Drilling Update

Premier reports the following activity offshore Mauritania.

Tiof-3 ST2 Appraisal well

The "West Navigator" drill ship is preparing to suspend the Tiof-3 ST2 appraisal well as a potential future development well. The production test data acquisition has been limited to various samples and pressure measurements due to operational difficulties. Further production testing of the reservoir will be required during the appraisal campaign.

Future operations

The "Stena Tay" rig will plug and abandon the Merou-1 well as planned, prior to moving to the Tiof-5 appraisal well location.

30 November 2004

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
Mark Akers

College Hill **Tel: 020 7457 2020**
Tony Friend
Nick Elwes

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan. Exploration and appraisal is ongoing in the UK, South and South East Asia (Indonesia, Philippines, Vietnam, Pakistan and India) and Africa (Mauritania, Guinea Bissau, Gabon and Egypt).

The current partners and interests in PSC A and PSC B in Mauritania are:

Company	**PSC A**	**PSC B**	**Chinguetti Exploitation Perimeter**[1]
	%	%	%
Woodside	53.846	53.846	47.384
BG Group	13.084	11.630	10.234
Hardman Resources	24.300	21.600	19.008
Fusion Mauritania A[3]	4.615	-	-
Premier	-	9.231	8.123
ROC Oil	4.155	3.693	3.250
Groupe Projet Chinguetti[2]	-	-	12.000

[1] The Chinguetti Exploitation Perimeter was granted in May 2004 under the terms of the Production Sharing Contract for Area B (PSC B) and contains the Chinguetti oil development. The Government of Mauritania exercised its right to participate in this area effective from 9 November 2004 and retains the right to participate in new developments outside this area.

[2] Group Projet Chinguetti is an entity set up to represent the interests of the Mauritanian Government in the Chinguetti oil development.

[3] Premier will take up 100% ownership of Fusion Mauritania A (currently owned by Sterling Energy and Premier) on completion of the transaction announced on 28 May 2003.